EXHIBIT 99

PRESS RELEASE

Magna Unveils 2030 Financial Targets at Investor Day

AURORA, Ontario, Nov. 11, 2026 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) is holding an Investor Day this morning in New York City, where it will showcase The Power of Magna. The presentation materials include new and compelling mid-term financial targets covering the period through 2030. The targets reflect Magna's strategy to grow above market, execute with excellence and deploy capital with discipline.

Financial Targets:

  Organic sales growth: 2-4% above market on a compound annual basis through 2030
  Adjusted EBIT margin: 200+ basis points of margin improvement from 2026 through 2030
  Adjusted EPS: Compound annual growth of at least 15% through 2030
  Free cash flow (FCF): Average FCF conversion on adjusted net income of at least 85% over the 2027-2030 period
  Adjusted ROIC: Greater than 15% by 2030

Magna has solid visibility into its growth, with more than 90% of expected 2028 sales and more than 60% of expected 2030 sales supported by existing business and awarded programs. The company recently renewed its normal course issuer bid (NCIB) and intends to fully complete the repurchase of almost 26 million shares over the next 12 months.

"These targets reflect our confidence in Magna's strategy, our capabilities and the opportunities that lie ahead," said Swamy Kotagiri, Chief Executive Officer at Magna. "Against a modest growth environment, we believe we have a clear path to grow above market, continue expanding margins and create long-term value for our shareholders."

Investor Day Webcast and Materials

Magna's 2026 Investor Day begins today at 9 a.m. ET. The event will be webcast live, and participants can register at www.magna.com/investorday2026-virtual. The presentation materials are available at www.magna.com/company/investors, and a replay of the webcast will be available following the event.

TAGS
Investor Relations, Events

INVESTOR CONTACT
Louis Tonelli, Vice President, Investor Relations
louis.tonelli@magna.com  │  905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com  │  248.761.7004

ABOUT MAGNA
Magna is one of the world's largest automotive suppliers and a trusted partner to automakers in the industry's most critical markets globally. With operations in 27 countries, we combine global scale with trusted reliability and proven execution. Backed by nearly seven decades of experience, we bring together deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

NON-GAAP FINANCIAL MEASURES

In addition to financial measures presented in accordance with U.S. GAAP, we also use Non-GAAP financial measures in this press release. We believe the Non-GAAP financial measures are useful in analysis of the Company's financial position, results and targets. In particular, management believes that Adjusted EBIT and Adjusted diluted earnings per share are useful measures in assessing the Company's financial performance by excluding certain items that are not indicative of the Company's core operating performance. Management also believes that Free Cash Flow is a useful measure in assessing the Company's ability to generate cash to maintain operations and repay its debt. Please refer to our Management's Discussion and Analysis of Results of Operations and Financial Position for three and nine month periods ended September 30, 2026, as well as our press release dated October 30, 2026 for a reconciliation of Non-GAAP measures to their most comparable U.S. GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be comparable to similar measures used by other companies in our industry. The presentation of Non-GAAP financial measures should not be considered in isolation, or as a substitute for the Company's related financial results prepared in accordance with U.S. GAAP.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Unless otherwise indicated, all forward-looking statements in this press release are made as at November 11, 2026, and are subject to change after that date.

The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production
  Light vehicle sales levels, including due to:
    A decline in consumer confidence
    Economic uncertainty
    Elevated interest rates and availability of consumer credit
    Deteriorating vehicle affordability
  Tariffs and/or other actions that erode free trade agreements
  Production deferrals, cancellations and volume reductions
  Production and supply disruptions
  Commodities prices
  Availability and relative cost of skilled labour

Total Sales Organic Sales GoM Sales Mix Segment Sales
  Same risks as for Light Vehicle Production above
  Alignment of our product mix with production demand
  Supply disruptions, including as a result of semiconductor and memory (DRAM) chip shortages
  Customer concentration and growth in adjacent markets
  Pace of EV adoption, including North American electric vehicle program deferrals, cancellations and volume reductions
  Shifts in market shares among OEMs, vehicles and/or vehicle segments
  Shifts in consumer "take rates" for products we sell
  Relative currency values

Adjusted EBIT Margin Adjusted EBIT Margin Expansion Adjusted Diluted EPS Free Cash Flow Free Cash Flow Conversion
  Same risks as for Total Sales and Segment Sales above
  Execution of critical program launches
  Operational underperformance
  Product warranty/recall risks
  Production inefficiencies
  Unmitigated incremental tariff costs
  Restructuring costs and/or impairment charges
  Inflation
  Ability to secure cost recoveries
  Price concessions
  Commodity cost volatility
  Scrap steel price volatility

Equity Income Adjusted ROIC	Same risks as Adjusted EBIT Margin above Risks related to conducting business through joint ventures Risks of doing business in foreign markets Legal and regulatory proceedings Changes in law
Share Repurchases Weighted Average Diluted Shares Outstanding	Same risks impacting Free Cash Flow above Ability to repurchase shares for cancellation, including due to normal course issuer bid rules, trading blackouts, and other factors

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks
  geopolitical crises and military conflicts;
  threats to free trade agreements;
  international trade disputes;
  planning and forecasting challenges;
  interest rates and availability of consumer credit;
Risks Related to the Automotive Industry
  pace of EV adoption;
  North American EV program deferrals, cancellations and volume reductions;
  economic cyclicality;
  regional production volumes;
  deteriorating vehicle affordability;
  intense competition;
Strategic Risks
  evolution of the vehicle;
  evolving business risk profile;
  technology and innovation;
  investments in mobility and technology companies;
Customer-Related Risks
  customer concentration;
  market shifts;
  evolving OEM competitive landscape;
  dependence on outsourcing;
  consumer take rate shifts;
  nature of customer blanket purchase orders;
  potential OEM production-related disruptions;
Supply Chain Risks
  supply chain disruptions;
  regional energy supply and pricing;
  financial condition of supply base;
  supplier claims;
Manufacturing/Operational Risks
  product launch;
  operational underperformance;
  restructuring costs;
  impairments;
  skilled labour attraction/retention;
Pricing Risks
  quote/pricing assumptions;
  customer pricing pressure/contractual arrangements;
  commodity price volatility;
  scrap steel/aluminum price volatility;
Warranty/Recall Risks
  repair/replacement costs;
  warranty provisions;
  product liability;
IT Security/Cybersecurity Risks
  IT/cybersecurity breach;
  product cybersecurity breach;
  risks related to the use of artificial intelligence;
Merger and Acquisition Risks
  inherent merger and acquisition risks;
  acquisition integration and synergies;
Other Business Risks
  joint ventures;
  intellectual property;
  risks of doing business in foreign markets;
  tax risks;
  relative foreign exchange rates;
  returns on capital investments;
  financial flexibility;
  credit ratings changes;
  stock price fluctuation;
Legal, Regulatory and Other Risks
  legal and regulatory proceedings; and
  changes in laws.

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

  discussed under the “Industry Trends and Risks” heading of our Management's Discussion and Analysis; and
  set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval + (SEDAR+) at www.sedarplus.ca, as well as on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.